COPY

| Form 1<br>Page 1<br>Execution Page | U.S. SECURITIES AND EXCHANGE COMMISSION<br>WASHINGTON, D.C. 20549<br><br>APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT | Date filed (MM/DD/YY)<br><br>05/27/14 | OFFICIAL USE ONLY |
|---|---|---|---|

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS



14011222

☐ APPLICATION ☒ AMENDMENT

RECEIVED
2014 MAY 28 PM 2:42
SEC / MR

1. State the name of the applicant: BATS Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
8050 Marshall Dr., Suite 120
Lenexa, Kansas 66214

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Eric Swanson (Name) General Counsel, BATS Exchange, Inc. (Title) (212) 378-8523 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Eric Swanson
17 State Street, 32nd Floor
New York, NY 10004

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ___ Sole Partnership ___ Partnership ___ Limited Liability Company ___ Other (specify): ___

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

**EXECUTION:**
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 05/27/14 (MM/DD/YY) BATS Exchange, Inc. (Name of Applicant)

By: [signature] (Signature) Anders Franzon, VP, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this 27th day of May (Month), 2014 (Year) by [signature] (Notary Public)

My Commission expires 03-27-2016 County of Johnson State of Kansas

**This page must always be completed in full with original, manual signature and notarization.**
**Affix notary stamp or seal where applicable.**


NOTARY PUBLIC
STATE OF KANSAS
TERESA LAFFOON
NOTARY PUBLIC
STATE OF KANSAS
My App. Exp. 03-27-2016

RECEIVED
2014 MAY 28 PM 2:42
SEC / MR

# Exhibit M

**Exhibit Request:**

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name,
2. Date of election to membership or acceptance as a participant, subscriber or other user,
3. Principal business address and telephone number,
4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.),
5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each, and
6. The class of membership, participation or subscription or other access.

**Response:**

Attached please find a list of the current Members and Sponsored Participants accepted as Users of the Exchange.

| Company Name | Date Approved by BATS | Address | Phone Number | Type of User | Primary Activities |
|---|---|---|---|---|---|
| 4C Capital, Inc. | 4/15/2011 | 8787 Shade Tree Circle Lakewood, IL 60014 | 847-770-3565 | Sponsored Participant | Proprietary |
| Abel/Noser Corp. | 8/18/2008 | One Battery Park Plaza 6th Floor New York, NY 10004 | 646-432-4040 | Member | Agency |
| ABN AMRO Clearing Chicago, LLC (formerly Fortis Clearing Americas, LLC) | 10/15/2008 | 175 W Jackson Boulevard Suite 400 Chicago, IL 60604 | 312- 604-8643 | Member | Market Maker |
| Access Securities, LLC (formerly Access Securities, Inc.) | 10/23/2008 | 30 Buxton Farm Road Suite 300 Stamford, CT 06905 | 203-322-3377 | Member | Agency |
| Agency Trading Group, Inc. | 10/23/2008 | 235 E Lake Street Wayzata, MN 55391 | 952-476-9500 | Member | Agency |
| Albert Fried & Company, LLC | 8/18/2008 | 45 Broadway 24th Floor New York, NY 10006 | 212-422-7282 | Member | Agency |
| Algo Engineering, LLC | 7/15/2011 | 7 World Trade Center 250 Greenwich Street New York, NY 10007 | 212-616-0190 | Sponsored Participant | Proprietary |
| Allston Trading, LLC | 9/4/2008 | 440 South LaSalle Street Suite 1200 Chicago, IL 60605 | 312-663-7174 | Member | Proprietary |
| Alpine Securities Corporation | 11/3/2008 | 39 Exchange Place Salt Lake City, UT 84111 | 801-355-5588 | Member | Agency |
| Apex Clearing Corporation | 6/5/2012 | 1700 Pacific Avenue Suite 1400 Dallas, TX 75201 | 214-765-1170 | Member | Clearing Firm |
| Archipelago Securities, LLC | 8/18/2008 | 100 South Wacker Drive Suite 1800 Chicago, IL 60606 | 312-442-7046 | Member | Exchange |
| Ascendiant Capital Markets, LLC | 4/1/2011 | 18881 Von Karman 16th Floor Irvine, CA 92612 | 949-218-2486 | Member | Agency |
| Athena Capital Research, LLC | 7/1/2009 | 440 Ninth Avenue 11th Floor New York, NY 10001 | 212-931-9056 | Sponsored Participant | Proprietary |
| ATM Execution LLC (formerly Cowen Capital, LLC) | 3/15/2012 | 599 Lexington Avenue 21st Floor New York, NY 10022 | 646-562-1554 | Member | Market Maker |
| Automated Trading Desk Financial Services, LLC | 8/18/2008 | 11 Ewall Street Mount Pleasant, SC 29464 | 843-789-2166 | Member | Proprietary |
| Avatar Securities, LLC | 4/1/2011 | 19 West 24th Street 8th Floor New York, NY 10010 | 646-435-0167 | Sponsored Participant | Proprietary |
| Barclays Capital, Inc. | 8/18/2008 | 745 7th Avenue New York, NY 10019 | 212-412-2125 | Member | Institutional |
| BATS Trading, Inc. | 10/23/2008 | 8050 Marshall Drive Suite 120 Lenexa, KS 66214 | 913-815-7000 | Member | Limited Routing Facility of BATS Exchange |
| Bay Crest Partners, LLC | 10/15/2008 | 40 Wall Street 42nd Floor New York, NY 10005 | 212-480-1400 | Member | Agency |
| Belvedere Trading, LLC | 11/1/2011 | 10 South Riverside Plaza #2100 Chicago, IL 60606 | 312-262-3420 | Member | Proprietary |
| Benjamin & Jerold Brokerage I, LLC (formerly Benjamin & Jerold Brokerage, Inc.) | 10/1/2009 | 80 Broad Street 5th Floor New York, NY 10005 | 646-201-5024 | Member | Agency |
| BGC Financial, LP | 8/17/2009 | One Seaport Plaza 19th Floor New York, NY 10038 | 646-346-7412 | Member | Agency |
| Blaylock Beal Van, LLC (formerly Blaylock Robert Van, LLC) | 5/3/2010 | 600 Lexington Avenue 3rd Floor New York, NY 10022 | 212-715-6600 | Member | Agency |
| Blink Trading | 6/1/2009 | 141 W. Jackson Boulevard Suite 210 Chicago, IL 60604 | 312-242-4600 | Sponsored Participant | Hedge Fund |
| Blitztrade, LLC | 6/15/2011 | 1901 W. 47th Place Suite 310 Westwood, KS 66205 | 816-714-3960 | Sponsored Participant | Proprietary |
| Bloomberg Tradebook, LLC | 10/23/2008 | 1633 Broadway 48th Floor New York, NY 10019 | 212-617-1184 | Member | Agency |
| Blue Fire Capital, LLC | 8/18/2008 | 311 South Wacker Drive Suite 2000 Chicago, IL 60606 | 312-242-0504 | Member | Proprietary |
| Bluefin Research Partners, Inc. | 8/18/2008 | 60 State Street Suite 1020 Boston, MA 02109 | 617-737-5700 | Member | Agency |
| Bluefin Trading, LLC | 8/3/2009 | 3 Park Avenue 37th Floor New York, NY 10016 | 914-227-9555 | Member | Agency |
| BMO Capital Markets Corp. | 8/18/2008 | 3 Times Square New York, NY 10036 | 212-885-4045 | Member | Agency |
| BMT Trading, LLC | 2/1/2010 | 800 Third Avenue New York, NY 10022 | 212-813-0870 | Sponsored Participant | Proprietary |
| BNP Paribas Prime Brokerage, Inc. | 12/3/2012 | 787 7th Avenue New York, NY 10019 | 917-472-4991 | Member | Clearing Firm |
| BNP Paribas Securities Corp. | 8/18/2008 | 787 7th Avenue New York, NY 10019 | 212-841-3676 | Member | Proprietary |
| BTIG, LLC | 8/18/2008 | 600 Montgomery Street 6th Floor San Francisco, CA 94111 | 415-248-2225 | Member | Market Maker |
| Bulltick, LLC | 1/15/2009 | 701 Brickell Avenue Suite 2550 Miami, FL 33131 | 212-616-2604 | Member | Agency |
| C&C Trading, LLC | 8/18/2008 | 111 Broadway Suite 808 New York, NY 10006 | 212-433-7589 | Member | Proprietary |
| Canaccord Genuity, Inc. | 10/1/2013 | 350 Madison Avenue New York, NY 10017 | 212-389-8156 | Member | Market Maker |
| Canadian Imperial Holdings, Inc. | 10/15/2008 | 300 Madison Avenue 5th Floor New York, NY 10017 | 212-856-3877 | Sponsored Participant | Proprietary |
| Cantor Fitzgerald & Co. | 10/23/2008 | 110 East 59th Street 4th Floor New York, NY 10022 | 212-829-5226 | Member | Institutional / Agency |

| Company Name | Date Approved by BATS | Address | Phone Number | Type of User | Primary Activities |
|---|---|---|---|---|---|
| Capital Institutional Services, Inc. | 8/18/2008 | 1601 Elm Street<br>Suite 3900<br>Dallas, TX 75201 | 214-978-4767 | Member | Agency |
| CF Global Trading, LLC | 10/23/2008 | 99 Park Avenue<br>Suite 1710<br>New York, NY 10016 | 212-888-4673 | Member | Market Maker |
| Chopper Securities, LLC | 5/16/2011 | 141 West Jackson Boulevard<br>Suite 2201A<br>Chicago, IL 60604 | 312-628-3530 | Member | Proprietary |
| Chopper Trading, LLC | 11/17/2008 | 141 West Jackson Boulevard<br>Suite 2201A<br>Chicago, IL 60604 | 312-628-3530 | Sponsored Participant | Proprietary |
| Churchill Capital USA, Inc. | 8/18/2008 | 1270 Avenue of the Americas<br>Suite 1910<br>New York, NY 10020 | 212-994-5477 | Member | Agency |
| CIBC World Markets Corp. | 8/18/2008 | 425 Lexington Avenue<br>New York, NY 10017 | 212-667-7030 | Member | Proprietary |
| Citadel Securities, LLC (formerly Citadel Derivatives Group, LLC) | 10/23/2008 | 131 South Dearborn Street<br>32nd Floor<br>Chicago, IL 60603 | 312-756-4416 | Member | Market Maker |
| Citigroup Global Markets, Inc. | 9/24/2008 | 390-388 Greenwich Street<br>New York, NY 10013 | 212-723-7700 | Member | Full Service |
| CJS Securities, Inc. | 7/15/2009 | 50 Main Street<br>Suite 325<br>White Plains, NY 10606 | 914-287-7600 | Member | Agency |
| Clearpool Execution Services, LLC | 5/15/2014 | 17 State Street<br>38h Floor<br>New York, NY 10004 | 212-531-8532 | Member | Public Customer Business |
| CMT Fund XXV Limited | 7/2/2012 | 500 West Monroe Street<br>Suite 2630<br>Chicago, IL 60661 | 312-320-7897 | Sponsored Participant | Agency |
| CMT Trading, LLC | 3/17/2014 | 500 West Monroe Street<br>Suite 2630<br>Chicago, IL 60661 | 312-612-6930 | Member | Proprietary |
| Compass Professional Services, LLC | 6/15/2011 | 111 W. Jackson Boulevard<br>20th Floor<br>Chicago, IL 60604 | 312-692-5010 | Member | Proprietary |
| Concept Capital Markets, LLC | 3/15/2011 | 1010 Franklin Avenue<br>Suite 303<br>Garden City, NY 11530 | 212-702-7198 | Member | Agency |
| Convergex Execution Solutions, LLC (formerly BNY Convergex Execution Solutions, LLC and BNY Brokerage, LLC) | 10/15/2008 | 1633 Broadway<br>48th Floor<br>New York, NY 10019 | 212-468-8466 | Member | Full Service |
| ConvergEx Prime Services, LLC (formerly NorthPoint Trading Partners, LLC) | 10/15/2008 | 30000 Mill Creek Avenue<br>Suite 200<br>Alphareta, GA 30022 | 678-405-4200 | Member | Agency |
| COR Clearing, LLC (formerly Legent Clearing, LLC) | 10/15/2009 | 1200 Landmark Center<br>1299 Farnam Street Suite 800<br>Omaha, NE 68102 | 402-384-6164 | Member | Clearing Firm |
| Cowen and Company, LLC | 8/18/2008 | 599 Lexington Avenue<br>20th Floor<br>New York, NY 10022 | 646-562-1623 | Member | Market Maker |
| Credit Agricole Securities (USA), Inc. (formerly Calyon Securities (USA), Inc.) | 10/23/2008 | 1301 Avenue of the Americas<br>13th Floor<br>New York, NY 10019 | 212-261-3858 | Member | Full Service |
| Credit Suisse Securities (USA), LLC | 9/3/2008 | 11 Madison Avenue<br>24th Floor<br>New York, NY 10010 | 212-538-6067 | Member | Full Service |
| Custom Equity Research, Inc. dba Summer Street Research Partners | 8/18/2008 | 101 Arch Street<br>Suite 2010<br>Boston, MA 02110 | 617-338-7500 | Member | Agency |
| Cutler Group, LP | 4/1/2010 | 101 Montgomery Street<br>Suite 700<br>San Francisco, CA 94104 | 415-293-3956 | Member | Market Maker |
| Cuttone & Company, Inc. | 8/18/2008 | 111 Broadway<br>10th Floor<br>New York, NY 10006 | 646-943-5420 | Member | Market Maker |
| DART Executions, LLC | 8/18/2008 | 350 North Orleans Street<br>Suite 2N<br>Chicago, IL 60654 | 312-244-5408 | Member | Proprietary |
| Dash Financial, LLC (formerly Electronic Brokerage Systems, LLC), LLC | 10/23/2008 | 180 W. Adams Street<br>6th Floor<br>Chicago, IL 60603 | 312-986-6210 | Member | Market Maker |
| DE Route (formerly DirectEdge ECN) | 9/8/2008 | 545 Washington Boulevard<br>Jersey City, NJ 07310 | 212-479-2319 | Member | ATS |
| Delaney Equity Group, LLC | 10/15/2008 | 2401 PGA Boulevard<br>Suite 110<br>Palm Beach Gardens, FL 33410 | 561-202-6004 | Member | Agency |
| Deutsche Bank Securities, Inc. | 10/15/2008 | 60 Wall Street<br>New York, NY 10005 | 212-250-7635 | Member | Full Service |
| Direct Access Partners, LLC | 8/18/2008 | 40 Wall Street<br>42nd Floor<br>New York, NY 10005 | 212-850-8892 | Member | Agency |
| Divine Capital Markets, LLC | 10/15/2009 | 39 Broadway<br>36th Floor<br>New York, NY 10006 | 212-344-5867 | Member | Agency |
| Doft & Co., Inc. | 2/17/2009 | 55 East 59th Street<br>12th Floor<br>New York, NY 10022 | 212-421-5558 | Member | Agency |
| Dominick & Dominick, LLC | 10/15/2008 | 150 East 52nd Street<br>New York, NY 10022 | 212-558-8902 | Member | Institutional |
| Dougall & Associates, Inc. | 5/15/2014 | 440 S LaSalle Street<br>Chicago, IL 60605 | 312-663-2670 | Member | Proprietary / Agency |
| DRW Securities, LLC | 9/1/2009 | 540 West Madison Street<br>Suite 2500<br>Chicago, IL 60661 | 312-542-3226 | Member | Proprietary / Market Maker |
| DV Trading | 12/15/2008 | 116 Spadina Avenue<br>Suite 703<br>Toronto ON M5V-2K6 | 416-979-1394 | Sponsored Participant | Market Maker |
| Electronic Transaction Clearing, Inc. | 10/23/2008 | 660 S. Figueroa Street<br>Suite 1450<br>Los Angeles, CA 90017 | 213-402-1564 | Member | Market Maker |
| Essex Radez, LLC | 2/17/2009 | 440 South LaSalle<br>Suite 1111<br>Chicago, IL 60605 | 312-212-1815 | Member | Service Bureau |
| Evercore Group, LLC | 6/2/2010 | 55 East 52nd Street<br>38th Floor<br>New York, NY 10055 | 212-822-7572 | Member | Agency |
| FC Capital, LTD | 11/1/2011 | 44B The Broadway<br>London, United Kingdom<br>NW7 2LH | 44-208-906-8814 | Sponsored Participant | Proprietary |

| Company Name | Date Approved by BATS | Address | Phone Number | Type of User | Primary Activities |
|---|---|---|---|---|---|
| Finance 500, Inc. | 8/18/2008 | 19762 MacArthur Boulevard<br>Suite 200<br>Irvine, CA 92612 | 949-502-6801 | Member | Market Maker |
| First Clearing, LLC | 8/18/2008 | One North Jefferson Avenue<br>Mail Code: H0004-095<br>St. Louis, MO 63103 | 314-875-4843 | Member | Full Service |
| First New York Securities, LLC | 3/13/2009 | 90 Park Avenue<br>5th Floor<br>New York, NY 10016 | 212-848-0600 | Member | Proprietary |
| Firstrade Securities, Inc. | 8/18/2008 | 133-25 37th Avenue<br>Flushing, NY 11354 | 718-269-1499 | Member | Proprietary |
| Flow Traders BV | 11/1/2010 | Jacob Bontiusplatts 9<br>PO Box 11306<br>Amsterdam Netherlands 1018 LL | 31-20-799-6799 | Sponsored Participant | Proprietary |
| Flow Traders US, LLC | 10/1/2009 | 1095 Avenue of the Americas<br>24th Floor, Suite B<br>New York, NY 10036 | 917-210-5020 | Member | Hedge Fund |
| G1 Execution Services, LLC (formerly E*Trade Capital Markets, LLC) | 8/18/2008 | 440 South LaSalle<br>Suite 3030<br>Chicago, IL 60605 | 312-986-8232 | Member | Market Maker |
| GB Trading, LLC | 10/15/2009 | 40 Fulton Street<br>17th Floor<br>New York, NY 10038 | 212-379-5634 | Sponsored Participant | Agency |
| GB Trading, LLC | 7/1/2011 | 40 Fulton Street<br>17th Floor<br>New York, NY 10038 | 212-379-5634 | Sponsored Participant | Agency |
| GDK, Inc. | 6/1/2010 | c/o ART Advisors, LLC<br>500 Park Avenue<br>New York, NY 10022 | 212-303-6179 | Member | Proprietary |
| GETCO Execution Services, LLC | 8/18/2008 | 350 North Orleans<br>3rd Floor South<br>Chicago, IL 60654 | 312-242-4600 | Member | ATS |
| GFI Securities, LLC | 10/23/2008 | 55 Water Street<br>10th Floor<br>New York, NY 10041 | 212-968-4100 | Member | Agency |
| Gildner Gagnon Howe & Co., LLC | 10/23/2008 | 3 Columbus Circle<br>New York, NY 10019 | 212-424-0208 | Member | Institutional |
| Global American Investments, Inc. | 2/15/2012 | 20277 Valley Boulevard<br>Suite A<br>Walnut, CA 91789 | 312-919-2831 | Member | Retail |
| Global Execution Brokers, LP | 2/1/2010 | 401 City Avenue<br>Suite 220<br>Bala Cynwyd, PA 19004 | 312- 435-4167 | Member | Institutional |
| Global HFT Management, LLC | 10/1/2010 | 800 Third Avenue<br>New York, NY 10022 | 212-813-0870 | Sponsored Participant | Proprietary |
| Global Liquidity Partners, LLC | 5/17/2010 | 12 Broad Street<br>Suite 201<br>Redbank, NJ 07701 | 773-459-4665 | Sponsored Participant | Agency |
| Global Liquidity Partners, LLC | 4/21/2011 | 12 Broad Street<br>Suite 201<br>Redbank, NJ 07701 | 773-459-4665 | Sponsored Participant | Agency |
| Goldman Sachs & Co. | 10/23/2008 | 200 West Street<br>New York, NY 10282 | 212-357-4587 | Member | Full Service |
| Goldman Sachs Execution & Clearing, LP | 10/15/2008 | 200 West Street<br>New York, NY 10282 | 212-357-7519 | Member | Full Service |
| Grace Financial Group, LLC | 10/23/2008 | 83 Jobs Lane<br>Southhampton, NY 11968 | 631-287-4633 | Member | Agency |
| Green Street Advisors, Inc. | 11/1/2011 | 660 Newport Center Drive<br>Suite 800<br>Newport Beach, CA 92660 | 214-749-4730 | Member | Agency |
| GSN North America, Inc. (formerly ESN North America, Inc.) | 8/18/2008 | 520 Madison Avenue<br>New York, NY 10022 | 212-659-6292 | Member | Agency |
| GTS Securities, LLC | 2/17/2009 | 545 Madison Avenue<br>15th Floor<br>New York, NY 10022 | 212-813-0870 | Sponsored Participant | Proprietary |
| GTS Securities, LLC | 12/17/2013 | 545 Madison Avenue<br>15th Floor<br>New York, NY 10022 | 212-715-2837 | Member | Proprietary |
| HAP Trading, LLC (formerly PFTC Trading, LLC) | 10/1/2009 | 33 Whitehall Street<br>6th Floor<br>New York, NY 10004 | 212-380-5186 | Member | Proprietary |
| Hardcastle Trading USA, LLC | 4/15/2009 | 755 Secaucus Road<br>Suite F-1110<br>Secaucus, NJ 07094 | 201-305-8817 | Member | Proprietary |
| Henning-Carey Proprietary Trading, LLC. | 5/2/2012 | 141 W. Jackson Boulevard<br>Suite 1801<br>Chicago, IL 60604 | 312-789-8764 | Sponsored Participant | Proprietary |
| Henning-Carey Proprietary Trading, LLC. | 8/15/2012 | 141 W. Jackson Boulevard<br>Suite 1801<br>Chicago, IL 60604 | 312-789-8764 | Sponsored Participant | Proprietary |
| Highbridge Capital Management, LLC | 10/23/2008 | 9 West 57th Street<br>27th Floor<br>New York, NY 10019 | 212-287-4900 | Sponsored Participant | Proprietary |
| HRT Financial, LLC | 2/1/2010 | 32 Old Slip<br>30th Floor<br>New York, NY 10005 | 212-293-1927 | Member | Proprietary |
| IEX Services, LLC | 10/1/2013 | 7 World Trade Center<br>30th Floor<br>New York, NY 10007 | 646-568-2337 | Member | ATS |
| IMC Financial Markets (formerly IMC Chicago, LLC) | 8/18/2008 | 233 South Wacker Drive<br>Suite 4300<br>Chicago, IL 60606 | 312-244-3320 | Member | Proprietary |
| Imperial Capital, LLC | 10/23/2008 | 2000 Avenue of the Stars<br>9th Floor<br>Los Angeles, CA 90067 | 310-246-3674 | Member | Market Maker |
| Industrial and Commercial Bank of China Financial Services, LLC | 5/15/2014 | 1633 Broadway<br>New York, NY 10019 | 212-300-8520 | Member | Clearing Services |
| Instinet, LLC | 8/18/2008 | 1095 Avenue of the Americas<br>New York, NY 10036 | 212-310-4097 | Member | Agency |
| Interactive Brokers, LLC | 8/18/2008 | One Pickwick Plaza<br>2nd Floor<br>Greenwich, CT 06830 | 203-618-5870 | Member | Full Service |
| International Correspondent Trading, Inc. | 8/18/2008 | 525 Washington Boulevard<br>Suite 2401<br>Jersey City, NJ 07310 | 201-222-9300 | Member | Agency |
| ISTRA, LLC | 1/4/2010 | 230 Park Avenue<br>10th Floor<br>New York, NY 10169 | 718-618-4929 | Sponsored Participant | Proprietary |

| Company Name | Date Approved by BATS | Address | Phone Number | Type of User | Primary Activities |
|---|---|---|---|---|---|
| ISTRA, LLC | 12/15/2011 | 230 Park Avenue<br>10th Floor<br>New York, NY 10169 | 718-618-4929 | Sponsored Participant | Proprietary |
| ITG Derivatives, LLC (formerly Redsky Financial, LLC) | 8/18/2008 | 601 S. LaSalle Street<br>Suite 300<br>Chicago, IL 60605 | 312-334-8042 | Member | Market Maker |
| ITG, Inc. | 8/18/2008 | One Liberty Plaza<br>165 Broadway, 4th Floor<br>New York, NY 10006 | 212-444-6259 | Member | Agency |
| Jane Street Capital, LLC | 5/1/2009 | One New York Plaza<br>New York, NY 10004 | 212-651-6060 | Member | Agency / Proprietary |
| Jane Street Markets, LLC | 8/18/2008 | One New York Plaza<br>New York, NY 10004 | 212-651-6032 | Member | Institutional |
| Jane Street Options, LLC | 1/3/2012 | One New York Plaza<br>New York, NY 10004 | 212-651-6969 | Sponsored Participant | Proprietary |
| Jaypee International, Inc. | 10/15/2009 | 30 South Wacker Drive<br>Suite 1700<br>Chicago, IL 60606 | 312-655-7606 | Member | Agency |
| Jefferies Execution Services, Inc. | 8/26/2008 | 520 Madison Avenue<br>New York, NY 10022 | 646-805-5415 | Member | Full Service |
| Jefferies Investment Advisers | 7/1/2011 | 520 Madison Avenue<br>New York, NY 10022 | 212-323-3993 | Sponsored Participant | Full Service |
| Jefferies, LLC (formerly Jefferies & Company, Inc.) | 10/23/2008 | 520 Madison Avenue<br>New York, NY 10022 | 212-323-3987 | Member | Full Service |
| JNK Securities Corp. | 11/17/2008 | 902 Broadway<br>20th Floor<br>New York, NY 10010 | 212-885-6311 | Member | Agency |
| JP Morgan Clearing Corp. | 10/23/2008 | 383 Madison Avenue<br>New York, NY 10179 | 212-272-6655 | Member | Full Service |
| JP Morgan Securities, LLC (formerly JP Morgan Securities, Inc.) | 8/18/2008 | 383 Madison Avenue<br>New York, NY 10179 | 212-622-5504 | Member | Full Service |
| Juliet Group, LLC | 3/1/2011 | 240 E. 35th Street<br>#3A<br>New York, NY 10016 | 646-360-0595 | Sponsored Participant | Proprietary |
| Jump Trading, LLC | 8/18/2008 | 600 West Chicago Avenue<br>Suite 825<br>Chicago, IL 60654 | 312-930-9603 | Member | Proprietary |
| JVB Financial, LLC (formerly C&Co/PrinceRidge; formerly The PrinceRidge Group, LLC) | 8/2/2010 | 1633 Broadway<br>28th Floor<br>New York, NY 10019 | 646-792-5601 | Member | Proprietary |
| KCG Americas, LLC (formerly Knight Capital Americas, LLC; formerly Knight Execution & Clearing Services, LLC; formerly Knight Clearing Services, LLC) | 9/15/2009 | 545 Washington Boulevard<br>Jersey City, NJ 07310 | 201-356-4232 | Member | Agency |
| Keefe Bruyette & Woods, Inc. | 8/18/2008 | 787 7th Avenue<br>New York, NY 10019 | 212-887-8965 | Member | Agency |
| Kepler Capital Markets, Inc. | 7/15/2013 | 600 Lexington Avenue<br>28th Floor<br>New York, NY 10022 | 212-710-7625 | Member | Agency |
| Kershner Securities, LLC | 2/12/2009 | 1825-B Kramer Lane<br>Suite 200<br>Austin, TX 78758 | 512-439-8140 | Member | Proprietary |
| Key Banc Capital Markets, Inc. | 11/17/2008 | 127 Public Square<br>Cleveland, OH 44114 | 216-443-3978 | Member | Agency |
| Keystone Trading Partners | 2/1/2013 | 660 Narcisi Lane<br>Wayne, PA 19018 | 918-407-3288 | Member | Options Market Maker |
| L & R Trading, LLC | 9/1/2011 | 61 Broadway<br>Suite 2830<br>New York, NY 10006 | 212-433-7262 | Member | Market Maker |
| Lampert Capital Markets, Inc. | 2/18/2014 | 477 Madison Avenue<br>Suite 230<br>New York, NY 10022 | (646) 367-4660 | Member | Introducing Broker |
| Latour Trading, LLC | 8/17/2009 | 377 Broadway<br>10th Floor<br>New York, NY 10013 | 917-388-8625 | Member | Proprietary |
| Latour Trading, LLC | 8/3/2009 | 377 Broadway<br>10th Floor<br>New York, NY 10013 | 212-219-6063 | Sponsored Participant | Proprietary |
| LavaFlow, Inc. | 9/11/2008 | 388 Greenwich Street<br>29th Floor<br>New York, NY 10013 | 212-519-8965 | Member | Agency |
| Lazard Capital Markets, LLC | 11/16/2009 | 30 Rockefeller Plaza<br>New York, NY 10020 | 212-632-2650 | Member | Institutional |
| Leerink Partners, LLC (formerly Leerink Swann, LLC) | 8/18/2008 | 1 Federal Street<br>37th Floor<br>Boston, MA 02110 | 800-808-7525 | Member | Agency |
| Legend Securities, Inc. | 8/18/2008 | 45 Broadway<br>32nd Floor<br>New York, NY 10006 | 212-344-5747 | Member | Institutional |
| Lek Securities Corporation | 8/18/2008 | 1 Liberty Plaza<br>165 Broadway, 52nd Floor<br>New York, NY 10006 | 212-509-2300 | Member | Agency |
| Letsgotrade, Inc dba Choicetrade | 9/23/2008 | 197 State Route 18<br>Suite 3000<br>East Brunswick, NJ 08816 | 732-214-2660 | Member | Retail |
| Lightspeed Trading, LLC | 8/18/2008 | 1001 Avenue of the Americas<br>16th Floor<br>New York, NY 10018 | 646-393-4814 | Member | Proprietary |
| Lime Brokerage, LLC | 8/18/2008 | 625 Broadway<br>12th Floor<br>New York, NY 10012 | 212-219-6086 | Member | Agency |
| Lime Brokerage, LLC | 7/1/2011 | 625 Broadway<br>12th Floor<br>New York, NY 10012 | 212-824-5577 | Sponsored Participant | Agency |
| Limestone Chicago, LLC | 10/15/2009 | 377 Broadway<br>11th Floor<br>New York, NY 10013 | 212-219-6063 | Sponsored Participant | Proprietary |
| Limestone Trading, LLC | 9/6/2008 | 377 Broadway<br>11th Floor<br>New York, NY 10013 | 212-219-6011 | Sponsored Participant | Proprietary |
| Liquidnet, Inc. | 9/1/2009 | 498 7th Avenue<br>12th Floor<br>New York, NY 10018 | 646-660-8310 | Member | Institutional |
| LiquidPoint, LLC | 9/1/2010 | 311 South Wacker Drive<br>Suite 4700<br>Chicago, IL 60606 | 312-986-2006 | Member | Order Management Service |

| Company Name | Date Approved by BATS | Address | Phone Number | Type of User | Primary Activities |
|---|---|---|---|---|---|
| Lynx Capital Partners, LLC | 11/15/2010 | 17 Battery Place<br>#204<br>New York, NY 10004 | 646-405-6926 | Sponsored Participant | Proprietary |
| Macquarie Capital (USA), Inc. | 12/1/2009 | 125 West 55th Street<br>Level 22<br>New York, NY 10019 | 212-231-2501 | Member | Agency |
| MB Trading | 2/17/2009 | 1926 East Maple Avenue<br>El Segundo, CA 90245 | 866-628-3001 | Member | Retail / Agency |
| Merrill Lynch Pierce, Fenner & Smith, Incorporated | 8/18/2008 | One Bryant Park<br>New York, NY 10036 | 212-449-6090 | Member | Full Service |
| Merrill Lynch Professional Clearing Corp. (formerly PAX Division of ML Clearing Corp.) | 8/18/2008 | One Bryant Park<br>NY1-100-06-01<br>New York, NY 10036 | 312-260-5601 | Member | Clearing Firm |
| Merriman Capital, Inc. (formerly Merriman Curhan Ford and Co.) | 5/17/2010 | 250 Montgomery Street<br>16th Floor<br>San Francisco, CA 94104 | 415-262-1395 | Member | Market Maker |
| Mesh Capital, LLC | 11/15/2012 | 30 Montgomery Street<br>Suite 1250<br>Jersey City, NJ 07302 | 201-918-4204 | Sponsored Participant | Proprietary |
| MF Global, Inc. | 8/18/2008 | 717 Fifth Avenue<br>9th Floor<br>New York, NY 10022 | 312-261-7302 | Member | Agency |
| Mismi, Inc. | 11/2/2009 | 810 7th Avenue<br>Suite 220<br>New York, NY 10019 | 646-839-6107 | Member | ATS |
| Mitsubishi UFJ Securities (USA), Inc. | 8/18/2008 | 1633 Broadway<br>29th Floor<br>New York, NY 10019 | 212-782-4187 | Member | Institutional / Agency |
| Mizuho Securities USA, Inc. | 6/1/2010 | 320 Park Avenue<br>12th Floor<br>New York, NY 10022 | 212-209-9338 | Member | Agency |
| MKM Partners, LLC | 8/3/2009 | 300 First Stamford Place<br>4th Floor East Wing<br>Stamford, CT 06902 | 203-987-4005 | Member | Agency |
| Monadnock Capital Management, LP | 5/15/2009 | 1845 Walnut Street<br>Suite 940<br>Philadelphia, PA 19103 | 215-405-7280 | Member | Proprietary / Market Maker |
| Montecito Advisors, Inc. | 5/16/2011 | 2015 State Street<br>Suite B<br>Santa Barbara, CA 93105 | 805-682-1484 | Member | Proprietary |
| Morgan Stanley & Co., LLC (formerly Morgan Stanley & Co., Inc.) | 10/23/2008 | 1585 Broadway<br>New York, NY 10036 | 212-761-9324 | Member | Full Service |
| MP Capital, LP | 1/2/2009 | 1818 Market Street<br>18th Floor<br>Philadelphia, PA 19103 | 917-748-7643 | Member | Proprietary |
| MPS Global Securities, LLC | 5/3/2010 | 140 East 45th Street<br>42nd Floor<br>New York, NY 10017 | 212-331-6583 | Member | Proprietary |
| MYD Market, Inc. | 2/1/2010 | 608 5th Avenue<br>Suite 602<br>New York, NY 10020 | 212- 424-2101 | Member | Agency |
| Nasdaq Execution Services, LLC | 8/19/2008 | One Liberty Plaza<br>165 Broadway<br>New York, NY 10006 | 212-231-5177 | Member | Exchange |
| Nasdasq Options Services, LLC | 2/1/2010 | One Liberty Plaza<br>165 Broadway<br>New York, NY 10006 | 212-401-8970 | Member | Exchange |
| National Financial Services, LLC | 8/18/2008 | 200 Seaport Boulevard<br>Boston, MA 02210 | 201-915-8264 | Member | Retail / Agency |
| National Securities Corporation | 7/1/2009 | 1001 Fourth Avenue<br>Suite 3750<br>Seattle, WA 98154 | 212-417-3636 | Member | Agency |
| Needham & Company, LLC | 10/23/2008 | 445 Park Avenue<br>New York, NY 10022 | 212-371-8411 | Member | Market Maker |
| Newedge USA, LLC (formerly Fimat USA) | 10/23/2008 | 550 W. Jackson Boulevard<br>Suite 500<br>Chicago, IL 60661 | 646-557-8387 | Member | Full Service |
| Nomura Securities International, Inc. | 10/23/2008 | Worldwide Plaza<br>309 West 49th Street<br>New York, NY 10019 | 212-667-9131 | Member | Institutional |
| North Moore Trading, LLC | 6/1/2009 | 377 Broadway<br>11th Floor<br>New York, NY 10013 | 212-219-6063 | Sponsored Participant | Proprietary |
| Northern Trust Securities, Inc. | 8/18/2008 | 50 South LaSalle Street<br>Chicago, IL 60603 | 312-630-6045 | Member | Market Maker |
| Northland Securities, Inc. | 12/15/2010 | 45 South 7th Street<br>20th Floor<br>Minneapolis, MN 55402 | 612-851-5934 | Member | Proprietary |
| Novel Capital Management Software, LLC | 4/1/2009 | 18911 Collins Avenue<br>Sunny Isles Beach, FL 33160 | 508-332-4093 | Sponsored Participant | Hedge Fund |
| OBD Securities, LLC | 9/1/2011 | 150 N. Michigan Avenue<br>Suite 3700<br>Chicago, IL 60601 | 312-768-1643 | Member | Proprietary |
| OBEX Securities, LLC | 5/2/2011 | 1865 Palmer Avenue<br>Suite 208<br>Larchmont, NY 10538 | 914-833-1800 | Member | Agency |
| OCTEG, LLC | 8/18/2008 | 350 North Orleans<br>3rd Floor South<br>Chicago, IL 60654 | 312-334-4748 | Member | Proprietary |
| Old Mission Capital, LLC | 4/16/2012 | 314 West Superior<br>Suite 200<br>Chicago, IL 60654 | 617-642-6120 | Member | Proprietary |
| Oppenheimer & Co., Inc. | 10/23/2008 | 85 Broad Street<br>22nd/24th Floor<br>New York, NY 10004 | 212-668-8152 | Member | Agency |
| optionsXpress, Inc. | 6/15/2010 | 311 West Monroe<br>Suite 1000<br>Chicago, IL 60606 | 312-630-3300 | Member | Retail |
| Optiver US, LLC | 6/15/2009 | 130 East Randolph Street<br>13th Floor<br>Chicago, IL 60601 | 312-821-9263 | Member | Proprietary / Market Maker |
| OTA, LLC | 8/18/2008 | One Manhattanville Road<br>Purchase, NY 10577 | 914-460-4071 | Member | Institutional |
| OTR Global Trading, LLC | 12/15/2008 | One Manhattanville Road<br>Purchase, NY 10577 | 914-460-4099 | Member | Institutional |
| Parhelion, Ltd. | 9/1/2011 | Governors Square<br>Grand Cayman<br>Cayman Islands KY1-1206 | 646-808-0390 | Sponsored Participant | Proprietary |

| Company Name | Date Approved by BATS | Address | Phone Number | Type of User | Primary Activities |
|---|---|---|---|---|---|
| PDQ ATS, Inc. | 10/15/2008 | 2624 Patriot Boulevard<br>Glenview, IL 60026 | 224-521-2494 | Member | ATS |
| PEAK6 Capital Management, LLC | 11/3/2008 | 141 W. Jackson Boulevard<br>Chicago, IL 60604 | 312-362-2401 | Sponsored Participant | Market Maker |
| Penserra Securities, LLC | 8/18/2008 | 140 Broadway<br>26th Floor<br>New York, NY 10005 | 212-607-3190 | Member | Agency |
| Pershing, LLC | 8/18/2008 | One Pershing Place<br>Jersey City, NJ 07399 | 201-413-2826 | Member | Agency |
| Pinnacle Capital Marktes, LLC | 11/3/2008 | 4700 Falls Neuse<br>Suite 390<br>Raleigh, NC 27609 | 919-850-0888 | Member | Agency |
| Piper Jaffray & Co. | 10/15/2008 | 800 Nicollet Mall<br>Minneapolis, MN 55402 | 612-303-2211 | Member | Market Maker |
| Potamus Trading, LLC | 4/15/2013 | 2 Seaport Lane<br>5th Floor<br>Boston, MA 02210 | 617-855-8721 | Member | Proprietary / Market Maker |
| Pragma Securities, LLC | 10/15/2010 | 360 Park Avenue South<br>20th Floor<br>New York, NY 10010 | 212-617-9781 | Member | Institutional / Agency |
| Q1 Partners, LP | 7/1/2010 | c/o Quantlab Capital Management<br>4200 Montrose Blvd #200<br>Houston, TX 77006 | 713-333-5445 | Sponsored Participant | Proprietary |
| Qtrade Capital Partners, LLC | 9/1/2010 | 240-244 North Avenue West<br>Suite 301<br>Westfield, NJ 07090 | 908-232-5693 | Sponsored Participant | Proprietary |
| Quantex Clearing, LLC | 10/3/2011 | 70 Hudson Street<br>Hoboken, NJ 07030 | 646-214-5608 | Member | Clearing Firm |
| Quantlab Securities, LP | 8/18/2008 | 4200 Montrose Boulevard<br>Suite 200<br>Houston, TX 77006 | 713-333-3704 | Member | Proprietary |
| Quantlab Trading Partners, LP | 7/1/2010 | c/o Quantlab Capital Management<br>4200 Montrose Blvd #200<br>Houston, TX 77006 | 713-333-5445 | Sponsored Participant | Proprietary |
| Quiet Light Securities, LLC | 8/29/2008 | 141 W. Jackson Boulevard<br>Suite 202A<br>Chicago, IL 60604 | 312-229-4195 | Member | Proprietary |
| Rackson Asset Management, LLC | 10/1/2009 | 2000 Broadway<br>Suite 22C<br>New York, NY 10023 | 212-724-2567 | Sponsored Participant | Proprietary |
| Rafferty Capital Markets, LLC | 6/1/2010 | 1010 Franklin Avenue<br>Garden City, NY 11530 | 646-572-3583 | Member | Agency |
| Rainier Investment Management, Inc. | 1/4/2010 | 601 Union Street<br>Suite 2801<br>Seattle, WA 98101 | 206-518-6658 | Sponsored Participant | Hedge Fund |
| Raven Securities Corp. | 6/1/2009 | Accounting & Compliance International<br>40 Wall Street, 17th Floor<br>New York, NY 10005 | 212-952-0634 | Member | Agency |
| RBC Capital Markets, LLC (formerly RBC Capital Markets Corporation) | 9/18/2008 | 3 World Financial Center<br>200 Vesey Street<br>New York, NY 10281 | 612-373-1680 | Member | Market Maker |
| Red Cedar Trading, LLC | 4/2/2012 | 520 Lake Cook Road<br>Suite 110<br>Deerfield, IL 60015 | 847-571-2865 | Member | Market Maker |
| Redburn Partners (USA), LP | 5/15/2009 | 565 Fifth Avenue<br>26th Floor<br>New York, NY 10017 | 212-803-7303 | Member | Agency |
| RenCap Securities, Inc. | 11/17/2008 | 780 Third Avenue<br>20th Floor<br>New York, NY 10017 | 212-824-1097 | Member | Agency |
| RGM Securities, LLC | 8/3/2009 | 221 West 6th Street<br>Suite 2030<br>Austin, TX 78701 | 512-807-5302 | Member | Proprietary |
| River Cross Securities, LLLP | 5/1/2009 | 401 City Avenue<br>Suite 912<br>Bala Cynwyd, PA 19004 | 610-747-2333 | Member | ATS |
| RJL Capital Group, LLC | 5/15/2012 | 2 Teleport Drive<br>Suite 107<br>Staten Island, NY 10311 | 718-303-6000 | Member | Agency |
| Robert W. Baird & Co., Incorporated | 10/23/2008 | 777 East Wisconsin Avenue<br>Milwaukee, WI 53202 | 414-765-3910 | Member | Market Maker |
| Ronin Capital, LLC | 5/15/2012 | 350 N. Orleans Street<br>Suite 2N<br>Chicago, IL 60654 | 312-244-5284 | Member | Market Maker |
| Ronin Capital, LLC | 8/17/2009 | 350 N. Orleans Street<br>Suite 2N<br>Chicago, IL 60654 | 312-244-5284 | Sponsored Participant | Proprietary / Market Maker |
| Rosenblatt Securities, Inc. | 8/18/2008 | 20 Broad Street<br>26th Floor<br>New York, NY 10005 | 212-943-5225 | Member | Agency |
| Roth Capital Partners, LLC | 8/18/2008 | 888 San Clemente<br>Suite 150<br>Newport Beach, CA 92660 | 949-720-5708 | Member | Market Maker |
| RW Pressprich & Co. (formerly RW Pressprich & Co., Inc.) | 2/17/2009 | 4521 Fifth Avenue<br>New York, NY 10018 | 212-832-6254 | Member | Agency |
| SAC Capital Advisors, LP (formerly SAC Capital Advisors, LLC) | 10/23/2008 | 72 Cummings Point Road<br>Stamford, CT 06902 | 203-890-2275 | Sponsored Participant | Hedge Fund |
| Samurai Trading, LLC | 7/1/2009 | 515 Madison Avenue<br>22nd Floor<br>New York, NY 10022 | 212-935-9835 | Member | Market Maker |
| Sanford C. Bernstein & Co, LLC | 9/10/2008 | 1345 Ave of the Americas<br>New York, NY 10105 | 212-823-2896 | Member | Agency |
| Santander Investment Securities, Inc. | 4/15/2009 | 45 East 53rd Street<br>New York, NY 10022 | 212-350-3659 | Member | Institutional |
| Scotia Capital (USA), Inc. | 3/2/2009 | 1 Liberty Plaza<br>165 Broadway<br>New York, NY 10006 | 212-225-6705 | Member | Institutional |
| Scottrade, Inc. | 6/1/2010 | 12800 Corporate Hill Drive<br>St. Louis, MO 63131 | 314-965-1555 x.6402 | Member | Retail |
| Scout Trading, LLC | 4/1/2010 | 12 E. 49th Street<br>Suite 1206<br>New York, NY 10017 | 646-783-7001 | Member | Proprietary |
| Scout Trading, LLC | 8/3/2009 | 12 E. 49th Street<br>Suite 1206<br>New York, NY 10017 | 646-807-8269 | Sponsored Participant | Proprietary |

| Company Name | Date Approved by BATS | Address | Phone Number | Type of User | Primary Activities |
|---|---|---|---|---|---|
| Seven Points Capital, LLC | 8/18/2008 | 805 Third Avenue<br>15th Floor<br>New York, NY 10022 | 212-760-0760 | Member | Agency |
| SG Americas Securities, LLC | 9/17/2008 | 245 Park Avenue<br>New York, NY 10167 | 212-278-5232 | Member | Proprietary |
| Simplex Investments, LLC | 6/1/2012 | 230 S. LaSalle Street<br>Suite 4-100<br>Chicago, IL 60604 | 312-360-2447 | Sponsored Participant | Market Maker |
| SJ Levinson & Sons, LLC | 8/18/2008 | 2700 Westchester Avenue<br>Suite 109<br>Purchase, NY 10577 | 914-220-1654 | Member | Agency |
| Solowey & Co. | 10/23/2008 | 6801 SW 101 Street<br>Miami, FL 33156 | 305-668-3389 | Member | Market Maker |
| Southwest Securities, Inc. | 10/23/2008 | 1201 Elm Street<br>Suite 3500<br>Dallas, TX 75270 | 214-859-5125 | Member | Clearing Firm |
| Spire Europe Limited | 8/1/2011 | 40 Queen Street<br>1st Floor<br>London, UK EC4R 1DD | 917-388-8607 | Sponsored Participant | Proprietary |
| Spire Master Fund, Ltd. | 12/15/2008 | 73 Front Street<br>Hamilton Bermuda HMCX | 212-219-6063 | Sponsored Participant | Hedge Fund |
| Spire X Trading, LLC | 4/1/2013 | 377 Broadway<br>11th Floor<br>New York, NY 10013 | 917-388-8625 | Sponsored Participant | Proprietary |
| Spot Trading, LLC | 6/1/2012 | 440 South Lasalle<br>Suite 2800<br>Chicago, IL 60605 | 312-362-4569 | Member | Proprietary |
| Starpoint Securities, LC | 3/2/2009 | 9401 Nall Avenue<br>Suite 200<br>Prairie Village, KS 66207 | 913-642-6613 | Sponsored Participant | Proprietary |
| State Street Global Markets, LLC | 3/15/2011 | State Street Financial Center<br>One Lincoln Street<br>Boston, MA 02111 | 617-664-4809 | Member | Full Service |
| Stifel, Nicolaus & Company, Incorporated | 8/18/2008 | 501 North Broadway<br>St. Louis, MO 63102 | 410-454-4096 | Member | Agency |
| Stock USA Execution Services, Inc. (formerly Stock USA Investments) | 8/18/2008 | 1717 Route 6<br>Suite 102<br>Carmel, NY 10542 | 845-531-2631 | Member | Agency |
| Stratus International Management | 7/2/2012 | 17 Battery Place<br>Suite 204<br>New York, NY 10004 | 212-991-9480 | Sponsored Participant | Proprietary |
| Stratus Master Limited | 8/2/2010 | 6-8 Boulevard<br>Haussmann<br>Paris, France 75009 | 33-14-949-5915 | Sponsored Participant | Proprietary |
| Stuart Frankel & Co., Incorporated | 8/18/2008 | 60 Cutter Mill Road<br>Suite 406<br>Great Neck, NY 11021 | 212-943-8788 | Member | Agency |
| Stuyvesant Trading Group, LLC | 8/15/2013 | 100 Wall Street<br>Suite 604-A<br>New York, NY 10005 | 212-433-7124 | Member | Market Maker |
| Sumo Captial, LLC | 7/15/2013 | 440 S LaSalle Street<br>Suite 2101<br>Chicago, IL 60605 | 212-433-7667 | Member | Proprietary |
| Sun Trading, LLC | 8/18/2008 | 100 South Wacker<br>Suite 300<br>Chicago, IL 60606 | 312-924-4751 | Member | Proprietary |
| Sungard Brokerage & Securities Services, LLC (formerly Assent, LLC) | 8/18/2008 | 2100 Enterprise Avenue<br>Geneva, IL 60134 | 201-356-1488 | Member | Agency |
| Susquehanna Capital Group | 9/3/2008 | 401 City Avenue<br>Suite 220<br>Bala Cynwyd, PA 19004 | 610-617-2996 | Member | Institutional / Agency |
| Susquehanna Financial Group, LLLP | 9/3/2008 | 401 City Avenue<br>Suite 220<br>Bala Cynwyd, PA 19004 | 610-617-2999 | Member | Institutional / Agency |
| T3 Trading Group, LLC | 4/16/2012 | One State Street Plaza<br>10th Floor<br>New York, NY 10004 | 646-454-3593 | Sponsored Participant | Proprietary |
| Talon Trading, LLC | 9/6/2008 | 213 W. Institute Place<br>Suite 703<br>Chicago, IL 60610 | 312-337-3712 | Sponsored Participant | Proprietary |
| TD Ameritrade Clearing, Inc. | 5/3/2011 | 200 South 108th Avenue<br>Omaha, NE 68154 | 402-970-5271 | Member | Agency |
| Telsey Advisory Group, LLC | 1/24/2011 | 535 Fifth Avenue<br>12th Floor<br>New York, NY 10017 | 212-584-4628 | Member | Agency |
| Tewksbury Investment Fund, Ltd. | 10/23/2008 | Washington Mall I<br>20th Church Street, 4th Floor<br>Hamilton, HM 11 Bermuda | 212-310-7076 | Sponsored Participant | Proprietary |
| Tewksbury Investment Fund, Ltd. | 7/1/2011 | Washington Mall I<br>20th Church Street, 4th Floor<br>Hamilton, HM 11 Bermuda | 610-971-5000 | Sponsored Participant | Proprietary |
| Tewksbury Investment Fund, Ltd. | 10/17/2011 | Washington Mall I<br>20th Church Street, 4th Floor<br>Hamilton, HM 11 Bermuda | 610-971-5000 | Sponsored Participant | Proprietary |
| Themis Trading, LLC | 8/18/2008 | 10 Town Square<br>Suite 100<br>Chatham, NJ 07928 | 866-384-3647 | Member | Agency |
| Think Trade, LLC | 2/1/2010 | 2210 Encintas Boulevard<br>Suite I<br>Encintas, CA 92024 | 760-452-2451 | Sponsored Participant | Proprietary |
| Timber Hill, LLC | 2/16/2010 | One Pickwick Plaza<br>Suite 200<br>Greenwich, CT 06830 | 203-618-5806 | Member | Market Maker |
| Track Data Securities Corp. | 9/10/2008 | 1122 Coney Island Avenue<br>Brooklyn, NY 11230 | 718-923-3091 | Member | ATS |
| Tradebot Systems, Inc. | 8/18/2008 | 1251 NW Briarcliff Parkway<br>Suite 700<br>Kansas City, MO 64116 | 816-285-6403 | Member | Proprietary |
| Tradebot Systems, Inc. | 4/5/2012 | 1251 NW Briarcliff Parkway<br>Suite 700<br>Kansas City, MO 64116 | 816-285-6434 | Sponsored Participant | Proprietary |
| TradeKing, LLC (formerly Kane Reid Securities Group, Inc. dba TradeKing) | 10/15/2009 | 888 E. Las Olas Boulevard<br>Suite 300<br>Fort Lauderdale, FL 33301 | 561-271-9290 | Member | Agency |
| TradeStation Securities, Inc. | 8/18/2008 | 8050 SW 10th Street<br>Suite 2000<br>Plantation, FL 33324 | 954-652-7856 | Member | Market Maker |
| Tradevue, LLC | 10/15/2008 | 178 S. Main Street<br>Alpharetta, GA 30009 | 678-339-3400 | Sponsored Participant | Proprietary |

| Company Name | Date Approved by BATS | Address | Phone Number | Type of User | Primary Activities |
|---|---|---|---|---|---|
| Tradeworx Epsilon, LLC | 3/1/2010 | 2711 Centerville Road<br>Suite 400<br>Wilmington, DE 19808 | 732-450-8401 | Sponsored Participant | Proprietary |
| Tradeworx LUSP, LLC | 2/2/2009 | 10 Broad Street<br>Third Floor<br>Red Bank, NJ 07701 | 732-450-8402 | Sponsored Participant | Proprietary |
| TRC Helepolis, Ltd. (formerly RTS Trading, Ltd.) | 12/11/2009 | 377 Broadway<br>11th Floor<br>New York, NY 10013 | 646-472-1792 | Sponsored Participant | Proprietary |
| Tripoint Global Equities, LLC | 6/15/2011 | 130 West 42nd Street<br>10th Floor<br>New York, NY 10036 | 917-512-0822 | Member | Proprietary |
| Tudor, Pickering, Holt & Co. Securities, Inc. | 8/18/2008 | 1111 Bagby<br>Suite 4900<br>Houston, TX 77002 | 713-333-2976 | Member | Agency |
| Two Sigma Investments, LLC | 9/1/2009 | 100 Avenue of the Americas<br>4th Floor<br>New York, NY 10013 | 212-775-6678 | Sponsored Participant | Proprietary |
| Two Sigma Partners Master Fund, Ltd. | 3/2/2009 | 100 Avenue of the Americas<br>4th Floor<br>New York, NY 10013 | 212-775-6678 | Sponsored Participant | Proprietary |
| Two Sigma Securities, LLC | 10/1/2009 | 100 Avenue of the Americas<br>4th Floor<br>New York, NY 10013 | 646-292-6643 | Member | Proprietary |
| Two Sigma Securities, LLC | 7/1/2009 | 100 Avenue of the Americas<br>4th Floor<br>New York, NY 10013 | 646-292-6643 | Sponsored Participant | Proprietary |
| Tydall Trading, LLC | 10/15/2010 | 1575 Indian River Boulevard<br>Suite C-212<br>Vero Beach, FL 32960 | 908-310-8090 | Sponsored Participant | Proprietary |
| UBS Securities, LLC | 10/15/2008 | 1285 Avenue of the Americas<br>New York, NY 10019 | 203-719-3275 | Member | Full Service |
| Vandham Securities Corp. | 8/18/2008 | 50 Tice Boulevard<br>Woodcliff, NJ 07677 | 201-782-3300 | Member | Agency |
| ViewTrade Securities, Inc. | 8/18/2008 | 7280 W. Palmetto Park Road<br>Suite 105<br>Boca Raton, FL 33433 | 561-620-0306 | Member | Agency |
| Virtu Financial BD, LLC | 11/17/2008 | 645 Madison Avenue<br>16th Floor<br>New York, NY 10022 | 212-418-0118 | Member | Proprietary |
| Virtu Financial Capital Markets, LLC (formerly EWT, LLC) | 8/18/2008 | 307 Camp Craft Road<br>West Lake Hills, TX 78746 | 310-651-9757 | Member | Proprietary |
| Vision Financial Markets, LLC | 4/1/2009 | 4 High Ridge Park<br>Suite 100<br>Stamford, CT 06905 | 203-388-2675 | Member | Retail |
| Volant Liquidity, LLC | 4/15/2011 | 7 World Trade Center<br>Suite 3301<br>New York, NY 10007 | 646-484-3005 | Member | Proprietary |
| Wall Street Access | 11/3/2008 | 17 Battery Place<br>11th Floor<br>New York, NY 10004 | 212-232-5602 | Member | Agency |
| Walleye Trading, LLC | 12/1/2008 | 2800 Niagara Lane North<br>Plymouth, MN 55447 | 952-345-5226 | Member | Market Maker |
| Wedbush Securities, Inc. (formerly Wedbush Morgan Securities, Inc.) | 8/18/2008 | 1000 Wilshire Boulevard #900<br>Business Conduct<br>Los Angeles, CA 90017 | 213-688-4575 | Member | Market Maker |
| Weeden & Co, LP | 8/26/2008 | 145 Mason Street<br>Greenwich, CT 06830 | 203-861-7600 | Member | Full Service |
| Wells Fargo Prime Services, LLC (formerly Merlin Securities, LLC) | 10/23/2008 | 45 Fremont Street<br>30th Floor<br>San Francisco, CA 94105 | 415-848-4056 | Member | Market Maker |
| Wells Fargo Securities, LLC (formerly Wachovia Capital Markets, LLC) | 8/18/2008 | 550 South Tryon Street, 6th Floor<br>D1086-060<br>Charlotte, NC 28202 | 212-214-6458 | Member | Agency |
| Western International Securities, Inc. | 8/18/2008 | 70 South Lake Avenue<br>7th Floor<br>Pasadena, CA 91101 | 626-710-3110 | Member | Market Maker |
| White Bay PT, LLC | 7/16/2012 | 2 Rector Street<br>16th Floor<br>New York, NY 10006 | 646-651-4380 | Member | Proprietary |
| WhoTrades, Inc. | 8/15/2013 | 17 State Street<br>7th Floor<br>New York, NY 10004 | 646-346-1000 | Member | Retail |
| Williams Trading, LLC | 10/23/2008 | 450 Post Road East<br>Suite 120<br>Westport, CT 06880 | 203-353-7635 | Member | Agency |
| Wolverine Execution Services LLC | 8/18/2008 | 175 West Jackson Boulevard<br>Suite 200<br>Chicago, IL 60604 | 312-884-3736 | Member | Market Maker |
| Wolverine Trading, LLC | 10/3/2011 | 175 West Jackson Boulevard<br>Suite 200<br>Chicago, IL 60604 | 312-884-3753 | Member | Proprietary / Market Maker |
| WR Hambrecht + Co., LLC | 4/1/2010 | 909 Montgomery Street<br>3rd Floor<br>San Francisco, CA 94133 | 415-551-8642 | Member | Online Discount Brokerage Firm |
| Xambala Capital, LLC | 2/15/2012 | 640 W. California Avenue<br>Suite 220<br>Sunnyvale, CA 94086 | 408-990-1942 | Member | Proprietary |
| Xambala Capital, LLC | 12/18/2012 | 640 W. California Avenue<br>Suite 220<br>Sunnyvale, CA 94086 | 408-990-1942 | Sponsored Participant | Proprietary |
| XR Securities, LLC (formerly RhoBD, LLC) | 1/15/2009 | 550 W. Jackson Boulevard<br>Suite #1000<br>Chicago, IL 60661 | 312-244-4672 | Member | Proprietary |
| Zydeco Trading, LLC | 2/18/2014 | 50 North Brockway<br>Suite 4-4A<br>Palatine, IL 60067 | 847-907-4319 | Member | Options Market Maker |

Insert airbill here

From: (913) 815-7128
BUFFEE GILLIHAN
BATS EXCHANGE, INC.
8050 MARSHALL DRIVE
STE 120
LENEXA, KS 66214

Origin ID: IXDA

FedEx. Express



J141014020703326

BILL SENDER

SHIP TO: (913) 815-7260
Mr. Christopher Grobbel
Securities & Exchange Commission
Div of Trading and Markets
100 F Street NE, Mail Stop 6628
WASHINGTON, DC 20549

Ship Date: 27MAY14
ActWgt: 0.3 LB
CAD: 8863864/INET

Delivery Address B



Ref #
Invoice #
PO #
Dept #

TRK# 7700 9495 5949
0201

STANDARD OVERNIGHT

20549
DC-US
IAD

XC YKNA



522G1/6203/F220

FZ
RT 725 4
05.28
5949



To: Grobbel, Christoph
Department: HQ/TM
Phone: 202.551.5491
Route: HQ-7a
Mail Stop: 7010
Building: SP1
Package Type:
Sender Name:



1001913784060000205490077009495
5949
5/28/2014 9:55:44 AM

Insert airbill here

From: (913) 815-7128
BUFFEE GILLIHAN
BATS EXCHANGE, INC.
8050 MARSHALL DRIVE
STE 120
LENEXA, KS 66214

Origin ID: IXDA

FedEx. Express



J14101402070326

Ship Date: 27MAY14
ActWgt: 0.3 LB
CAD: 8863864/INET

Delivery Address B



BILL SENDER

SHIP TO: (913) 815-7260
Mr. Christopher Grobbel
Securities & Exchange Commission
Div of Trading and Markets
100 F Street NE, Mail Stop 6628
WASHINGTON, DC 20549

Ref #
Invoice #
PO #
Dept #



To: Grobbel, Christoph
Department: HQ/TM
Phone: 202.551.5491
Route: HQ-7a
Mail Stop: 7010
Building: SP1
Package Type:
Sender Name:



1001913784060002054900770094955949
5/28/2014 9:55:44 AM

STANDARD OVERNIGHT

TRK# 7700 9495 5949
0201

20549
DC-US
IAD

XC YKNA



522G1/62D3/F220

05.28
5949

FZ
RT 725 4